Filed by Stantec Inc. pursuant to
Rule 425 under the Securities Act of 1933 and deemed
filed pursuant To Rule 14a-12 under the
Securities Exchange Act of 1934.
Subject Company: The Keith Companies, Inc.
Commission File No. 000-26561

THE FOLLOWING IS A TRANSCRIPT OF THE STANTEC INC. Q1 2005 EARNINGS CONFERENCE CALL WHICH TOOK PLACE ON MAY 10, 2005.

Additional Information and Where to Find It
In connection with the proposed merger, Stantec Inc. and The Keith Companies, Inc. (“TKC”) have filed a Registration Statement on Form F-4, a joint proxy statement/ prospectus and other related documents with the Securities and Exchange Commission (the “SEC”). Shareholders of TKC are advised to read these documents and any other documents relating to the merger that are filed with the SEC when they become available because they contain important information. Shareholders may obtain copies of these documents for free, when available, at the SEC’s website at www.sec.gov. These and such other documents may also be obtained for free from:

Stantec
10160 – 112 Street
Edmonton, Alberta, Canada, T5K 2L6
Phone: (780) 917-7000 Fax: (780) 917-7330

and from:

The Keith Companies
19 Technology Drive
Irvine, California, USA 92618-2334
Phone: (949) 923-6000 Fax: (949) 923-6121

Stantec and TKC and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with Stantec’s proposed acquisition of TKC. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding Stantec’s directors and executive officers is also included in its management information circular for its 2005 Annual Meeting of Shareholders, which was filed with the applicable securities commissions in Canada on or about March 31, 2005 and is available free of charge at the Canadian Securities Administrators’ web site at www.sedar.com or by contacting Stantec at the address or telephone number set forth above. Additional information regarding TKC’s directors and executive officers is also included its proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on or about April 12, 2005 and is available free of charge at the SEC’s web site at www.sec.gov or by contacting TKC at the address or telephone number set forth above.

Cautionary Note Regarding Forward Looking Statements
This document contains forward-looking statements. In some cases, forward-looking statements can be identified by words such as “believe,” “expect,” “anticipate,” “plan,” “potential,” “continue” or similar expressions. Such forward-looking statements are based upon current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Some of the forward-looking statements contained in this document include statements about the proposed Stantec and TKC merger; including statements that: (i) the merger will allow the combined company to realize strategic goals; (ii) the merger is expected to be accretive to earnings of the combined company; (iii) the merger will allow Stantec to increase its revenues from its United States operations by approximately 70%; (iv) the combination with TKC will allow Stantec opportunities to cross sell services to TKC’s client base; and (v) the TKC shareholders will realize a premium of approximately 30%. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if TKC does not receive required shareholder approvals, if Stantec is unable to list its stock on a major US exchange or either party fails to satisfy other conditions to closing, the merger will not be consummated. In addition, the combined companies may not realize all or any of the expected benefits of the merger. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: global capital market activities, fluctuations in interest rates and currency values, the effects of war or terrorist activities, the effects of disease or illness on local, national, or international economies, the effects of disruptions to public infrastructure, such as transportation or communications, disruptions in power or water supply, industry and worldwide economic and political conditions, regulatory and statutory developments, the effects of competition in the geographic and business areas in which the companies operate, the actions of management, and technological changes. Actual results may differ materially from those contained in the forward-looking statements in this document.

PARTICIPANTS
Tony Franceschini — Stantec, Inc. — President, CEO
Don Wilson — Stantec, Inc. — CFO
Janice Wong — Dundee Securities — Analyst
Frederick Bastien — Raymond James — Analyst
Sara Elford — Canaccord Capital — Analyst
Steve Laciak — National Bank Financial — Analyst
Sarah Hughes — Sprott Securities — Analyst

Operator

Thank you for holding for the Stantec, Inc. Q1 2005 earnings conference call. I would like to introduce your chairperson Mr. Tony Franceschini.

Tony Franceschini — Stantec, Inc. — President, CEO

Thank you, Brenda, and good afternoon everyone. And welcome to our 2005 first quarter conference call. Joining me is Don Wilson, our Chief Financial Officer, and we will both be available to answer any questions you may have at the end of this discussion. As always, this conference call is being broadcast live over the Internet and will be archived for future reference at Stantec.com under the Investor Relations section.

We would like to ask any members of the media who are joining us today in a listen-only mode, and who wish to quote anyone other than Don or me to please request permission to do so from the individual concerned. As usual we will provide brief comments on our results and a brief general outlook for our market segment. And then address individual questions.

This morning prior to our annual meeting we released the results of Stantec’s operations for the first quarter of 2005. I am pleased to report that once again we are beginning the year with strong performance. Gross revenue for the quarter increased 20.3% to 141.1 million from 117.3 million in the first quarter of 2003. Net revenue increased 15% to 119.1 million from 103.6 million. Net income increased 19% to 6.7 million from 5.7 million, and basic earnings per share were 16.1% higher at $0.36 versus $0.81.

Our performance for the quarter reflects continued improvement in our investment and costs and estimated earnings in excess of billings. And in Accounts Receivable following the implementation of our new enterprise management system in 2003. Over the past five quarters we have reduced our level of investment in these balances to 95 days of revenue from 101 days at the end of 2004, and from 119 days at the end of 2003. Project activity also remains strong across the Company, particularly in the residential and commercial development, healthcare, state and municipal transportation and wastewater treatment service sectors.

We’ve talked about our urban land sector before, and we continue to be busy in this area, particularly in Alberta and in Arizona. I want to highlight some of the other work that we are doing in some of these other active sectors to provide you an indication of the project activity. In that healthcare sector our buildings engineering team in Toronto for example is providing structural engineering services for the expansion of Toronto Rehab, Canada’s largest rehabilitation hospital. The project will involve demolition of one-third of the existing hospital and reconstruction of a 12-story addition, as well as two levels of underground parking and research space on a confined downtown site.

In the states and municipal transportation service sectors or provincial sector as well we are part of the successful P-3 team that has been awarded the development of the southeast leg of the Anthony Henday Drive ring road in Edmonton, Alberta. And this includes 11 kilometers or 6.8 miles of freeway along with 25 different road structures. We are providing design and construction administration services and have also completed traffic modeling services and developed performance specifications for this project which has a value of over $1 billion over its lifetime.

In the environmental sector we are providing data collection, master planning and design services for the upgrade and rehabilitation of 12 miles or a little over 19 kilometers of the municipal sewer system in Reno, Nevada. Other notable projects obtained during the quarter include assignments to provide the predesign of upgrades to the wastewater treatment system in Moose Jaw Saskatchewan, and the detailed design of a new sewage pumping station in Stoneville, Ontario. We are also pleased to be involved in the development of the Whistler Sliding Centre in preparation for the 2010 Olympic and para Olympic Winter games in Vancouver, British Columbia. Our work includes site master planning and detail design as well as civil and structural design of the track, the track access road and utilities, architecture interior design and structural mechanical and electrical engineering, a fixed track building and a refrigeration plant. Civil engineering of a mountain access road and water reservoir and redesign of existing road intersections.

Immediately following the end of the first quarter we announced an agreement to acquire The Keith Companies who will merge into one of our U.S. subsidiaries with offices in California, Texas, Nevada, Arizona, Utah, Oregon and Michigan. This addition of 850 staff will strengthen our operations in the U.S. while solidifying our market presence in California. Subject to shareholder approval or to a favorable shareholder approval the transaction is expected to close in the third quarter of 2005.

Overall the first quarter of 2005 was quite active and productive for our company once again demonstrating the company’s ability to respond to project demand in diverse market conditions. Now I would just like to make a few general comments about our market outlook going forward. From our vantage point market conditions and the current environment suggest that spending on infrastructure both private and public, is likely to remain the same or increase over the near-term and for the next several years. We expect spending to continue in response to a variety of factors, including a shortage of public infrastructure due to the extended high-volume of residential construction and the pressure that this has put on transportation, utilities and other public resources that are in increasing need of expansion and upgrades.

Increased highway funding being put in place in the U.S. that is likely to be in place very shortly following the exploration of the Transportation Equity Act for the 21st century or TEA-21. The increased transfer of federal funds for infrastructure in both Canada and the U.S. and the recovery of U.S. state budgets; although most state and local budgets remained constrained the prospects for rising tax receipts amidst an economic recovery has stimulating the planning cycle for new projects.

Improved commodity prices which are prompting the planning of pipeline, power plant and other private infrastructure projects. And finally, growth in cash reserves, after several years of reduced spending and amidst sort of an economic recovery private corporations are maintaining high cash balances which can be expected at least in part to be reinvested in facility construction. In support of this projection, in fact the latest statistics Canada numbers reported in and I quote “blistering” increase in nonresidential building plans. The surge in the strength of nonresidential construction plans, which has been on an upward trend for a few quarters is welcome as a hedge against the potential slowdown in the residential housing market. Any slowdown is expected to be moderate. However, from our perspective the market outlook still remains positive. We have not seen specific signs of a slowdown in our operations. That is because of a favorable set of conditions continues to fuel demand, and that strong affordability, which is partly driven by low interest rates and real income growth, strong job gains, positive economic conditions and a strong consumer confidence.

Though increasing interest rates may have a moderate impact on this outlook, but a change in interest rates of say one percentage point or so is unlikely to have too much of an effect on the current housing demand. We remain quite confident in continued strong performance in our urban land business which is principally focused in areas of strong population growth and generally strong economies. Currently these areas for us include Alberta, Ontario, Nevada and Arizona. And with the addition of The Keith Companies upon completion of our transaction, this will also include California.

This concludes our brief comments for today. Don and I are now available to answer any questions that you may have. The conference call operator, Brenda, will explain the question procedure.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS) Janice Wong (ph) with Dundee Securities.

Janice Wong — Dundee Securities — Analyst

I just wanted to talk to you a little bit more about the admin and marketing expenses, I know there was a bit of a blip this quarter and that quarter-to-quarter changes are regular. But just in terms of last year I would have expected it to have been boosted by the Sear-Brown acquisition and the implementation of your ERP system. This year I’m looking probably at the TKC acquisition overall larger operations and I was wondering if there is anything else that you might highlight that you can see might impact these charges and whether maybe staff utilization rate might be a factor.

Don Wilson — Stantec, Inc. — CFO

Thanks, Janice. This is Don. Just to respond to the question first of all the Sear-Brown acquisition we completed on I believe it was April 2, of 2004, so that had an impact in Q2 of 2004. But for Q1 of 2005 our administrative expenses are slightly higher as a percentage of net revenue than they were in Q1 of 2004. The primary change that you could look to has to do with the sale of our Edmonton building in 2004. So as a result in the first quarter of 2005 we now are renting this building from a third party, so we now have rental expense in the administrative expenses that we did not have in Q1 of 2004 related to this building. The amount of that would have been about $600,000 for the first quarter of this year, and offsetting of that because we no longer own the building there would have been depreciation that would otherwise have been expensed in Q1. And that would have been about $220,000. And in addition to that our interest expense because we no longer have first and second mortgage financing on the property, if you look at our interest expense it is about $600,000 lower than the comparable period of last year. But the rental expense is the primary item that is driving the administrative costs expense higher, and it is offset by those other two reductions.

Janice Wong — Dundee Securities — Analyst

But the rental expense I think there is a number with $600,000 for the quarter?

Don Wilson — Stantec, Inc. — CFO

Yes.

Janice Wong — Dundee Securities — Analyst

Because I am looking at quarter-over-quarter the admin marketing expenses for consecutive quarters in Q4 was about 45 million; in Q1 it was 51 so the change there is about 6 million. Can you address that?

Don Wilson — Stantec, Inc. — CFO

I think one of the things you got to do is take a look at revenue size as well. And if you take a look at the percentage of administrative costs as a percentage of net revenue, in Q1 of ‘04 it was 42.3%, and in Q1 of ‘05 it is 43%. And if you adjust for that $600,000 I think you come within 0.1% of net revenue. So it is very comparable to the first quarter of 2004.

Janice Wong — Dundee Securities — Analyst

Then moving on can you talk a little about the contract backlog and client relationships and the impact that has on earnings, and I was wondering if you have any sense of what those elements from the TKC acquisition might be going forward? Or it might be too early to ask this question but if you have any idea or maybe general guidelines you can give us.

Don Wilson — Stantec, Inc. — CFO

It is too early, Janice. We really have to, once we have completed that transaction we have to do a very thorough analysis of the contract backlog and the client relationships at that time. And I think it is important to note as well that that type of information is disclosed in the SEC registration statement, the F-4 that we just filed yesterday. I think one of the things we’ve got to be cognizant of today is that we have just filed that F-4 registration statement and I think we’ve got to be careful not to discuss beyond that statement anything that the transaction could look like.

Janice Wong — Dundee Securities — Analyst

Okay and just one final question for me. Can you tell us about the cash flow and earnings behavior of the captive finance operation and how that might compare to what you had before the third party insurance.

Tony Franceschini — Stantec, Inc. — President, CEO

You are looking for the income and the cash flow from the captive?

Janice Wong — Dundee Securities — Analyst

Yes, I am just not sure when — if you can tell me when the expense flows through under this new insurance.

Don Wilson — Stantec, Inc. — CFO

What happens on that, Janice is we have an actuarial study done. We had one done at the end of 2004 which did a loss projection for 2005. And it is based on that actuarial study that we identify the claims and the potential losses for the year. And those are expensed as we go through the year. So the expense that is in there is based on an actuarial study.

Janice Wong — Dundee Securities — Analyst

And is that fairly comparable to what you book as — what shows up in the cash flow statements, the amount that you contribute?

Don Wilson — Stantec, Inc. — CFO

Well the cash-flow statement because what we are showing in there is the amount of cash that ends up in the adjustment accounts of the captive and so that amount is very close to the premiums that we would be paying on a quarterly basis to the captive.

Janice Wong — Dundee Securities — Analyst

Okay. Thanks very much.

Operator

Frederic Bastien with Raymond James.

Frederick Bastien — Raymond James — Analyst

Direct expenses were up 60% year-over-year. Can you give us some more color on that please?

Don Wilson — Stantec, Inc. — CFO

I think one of the things that you got to look at there is historically if the amount of direct expenses, which really represents sub consultant costs and other direct expenses including disbursements related on projects can vary with the type of project and the variety of projects that we have going on at any particular time. What we really focus on in terms of managing our operations is really the net revenue line, and that is more related to the labor for the services that we sell. And that is the line that we really more focus on in terms of management.

Frederick Bastien — Raymond James — Analyst

I understand that it is very lumpy, but if you look back at the last three years of data, the actual percentage of gross revenue to net revenue has been trending up. And in this quarter it was fairly high at I guess 118%. Is this something that we should be modeling into our forecast, or should we expect this to come down a bit?

Tony Franceschini — Stantec, Inc. — President, CEO

Fundamentally both direct expenses are flowthroughs, and they really do depend on the type of projects that we have at any point in time in some contracts. There are more flowthrough expenses in others that are less. I wouldn’t read anything positive or negative into the amount of direct expenses that we have. And it is difficult for us to forecast because each contract has a different arrangement with respect to expenses. Sometimes the client will pay for them directly, and other times they flowthrough our contract. So then they show up. Although there may have been a trend as you point out over the last couple of years, I wouldn’t read anything into that one way or the other. It is just the circumstance of the type and mix of projects we have at any point in time.

Frederick Bastien — Raymond James — Analyst

Can you tell us what Sear-Brown’s contribution was in the quarter?

Tony Franceschini — Stantec, Inc. — President, CEO

In terms of what?

Frederick Bastien — Raymond James — Analyst

I know that revenues from the U.S. contributed 16.5 million more in a quarter. Do you have any idea of what the contribution from Sear-Brown was?

Tony Franceschini — Stantec, Inc. — President, CEO

Of that number?

Frederick Bastien — Raymond James — Analyst

Yes.

Tony Franceschini — Stantec, Inc. — President, CEO

I am going to give you an estimate it was about, somewhere a little north of $10 million.

Frederick Bastien — Raymond James — Analyst

Okay.

Tony Franceschini — Stantec, Inc. — President, CEO

$10 to $11 million of that number came from the old Sear-Brown acquisition.

Frederick Bastien — Raymond James — Analyst

I just wanted to make sure there was some organic growth that came out of the States. I guess one last question. Are you still sticking to the guidance you gave at the end of the fourth quarter last regarding gross margin admin, marketing and taxes?

Don Wilson — Stantec, Inc. — CFO

We haven’t changed our view on any of that. We think that at this point our annual range is still reasonable, and you talked about the income tax rate for example. That is based on our best estimate of the earnings that we will achieve by the end of the year in all of the jurisdictions and taking into account the various tax rates that apply in each of those jurisdictions. And of course we update that each quarter as we get a better picture of where we are likely to end up on the year end.

Frederick Bastien — Raymond James — Analyst

Okay. Thank you.

Operator

Sara Elford with Canaccord Capital.

Sara Elford — Canaccord Capital — Analyst

Just a couple questions for me, and I listened in to the webcast. wish I could have been there, but the webcast was good nonetheless. You talked a little bit about some office closures in some of your smaller offices; in some cases I presume being consolidated in with others. Did that happen in the first quarter? Or has that been a work in progress over the course of the last say twelve months?

Tony Franceschini — Stantec, Inc. — President, CEO

Some of those started last year, Sarah, and some were completed near the end of the first quarter, and some actually just after the first quarter. So what we’ve been doing as we indicated in our discussion this morning is that we are looking at some of the smaller offices that we have, and where we don’t think that within a reasonable period of time, say the next twelve months or so that we can have a little more significant presence that effectively we’ve been investing in some of these areas. Obviously the ones we’ve closed are the ones that weren’t doing well. That we had some challenges, so we chose to not continue to invest in those areas and we closed them down. Some of them will have some lingering products into the second quarter, but a few of them happened in the first quarter, and a couple that I mentioned this morning happened last year like Lancaster office, was closed last year.

But Syracuse we are still in the process of doing that; the majority of the staff are gone, the office is closed. That was done in the first quarter. There are still some lingering costs there in the second quarter this year. So I also mentioned Brampton, this morning. That was done, that was pretty well completed by the end of the fourth quarter. There was very little residual of that in the first quarter of this year.

Columbia in South Carolina was also done in the first quarter and straddling into the second quarter this year. So the ones that are most active impacting the first and second quarter would be Columbia and Syracuse and State College in Pennsylvania.

Sara Elford — Canaccord Capital — Analyst

Now are the costs, a two-part question extending from that, are the costs material or not particularly? And secondly, the people that you had in those offices in know if you were to say did you lose 50% of the people and relocate 50% or did you lose all of them? How did that pan out at the end of the day?

Tony Franceschini — Stantec, Inc. — President, CEO

Well, on the costs for the most part they are expensed as we incurred those costs. Some were in the first quarter, some will be in the second. There may be some where we have an ongoing lease obligation that if we can’t sublease it, it will continue but I wouldn’t think any of them are material overall to the organization. With the exception of Syracuse where about ten of the staff out of a little over 30 accepted positions in other areas like either Albany or Rochester. The other offices the staff are no longer with us.

Sara Elford — Canaccord Capital — Analyst

Okay, and can you — well, is it a material number in terms of the number of people in those offices or not so much?

Tony Franceschini — Stantec, Inc. — President, CEO

In those offices it is but overall I think we had wins and gains. If you look at our total staff numbers at the end of the first quarter they are very similar to the staff numbers at the beginning of the quarter. So we had some additions, and we had some deletions. And overall we ended up with about very close in numbers at the end of the quarter from the beginning of the quarter.

Sara Elford — Canaccord Capital — Analyst

And just one more thing to clarify on that front is it safe to say that by and large these offices came to Stantec through acquisitions and your hurdle rates were probably just a little tougher to meet than what the case may have been before?

Tony Franceschini — Stantec, Inc. — President, CEO

All of them did.

Sara Elford — Canaccord Capital — Analyst

Okay, and then one other question I am not sure if you are going to be able to give me any idea of this but you say the closing of TKC is hopefully sometime in Q3. Can you tell us whether it’s near the beginning of Q3, near the end of Q3 or really too early to say at this point?

Tony Franceschini — Stantec, Inc. — President, CEO

All we can tell you is it depends on SEC comments, and from what we’ve been told it’s a very difficult thing to predict. So the reason we’re saying the third quarter is because we honestly don’t know. It depends on the number of comments; how many drafts our lawyers are generally planning for three separate submissions so that there will be comments on the first draft on the F-4, and then there will be — submit those and they have to reply to those and generally by the third time it is done. So unless we are exceptional and we have very few comments which is unlikely because they always have comments, we really don’t know, and the schedule is totally out of our hands. It is really dependent on the review and approval process.

Sara Elford — Canaccord Capital — Analyst

And by extension the application to list on the New York Stock Exchange ties into that closing presumably, am I right on that?

Tony Franceschini — Stantec, Inc. — President, CEO

For the most part because we have to have the F-4 completed before we can list, but we can within the two aren’t necessarily tied, we could list after the approval even if we haven’t closed. So we could list a week or two earlier if that is the way the timing works out.

Sara Elford — Canaccord Capital — Analyst

Okay, so close enough in terms of both of them. Okay. Great. Thank you very much.

Operator

Steve Laciak with National Bank Financial.

Steve Laciak — National Bank Financial — Analyst

Don, this F-4 document you filed I got to get hands on it still but does it show your expected savings from the Keith acquisition?

Don Wilson — Stantec, Inc. — CFO

Steve, the F-4 document has a pro forma financial statement in it, but what it does is it takes 2004 actual information from Keith and from Stantec and shows what the company would have looked like had it been combined at the beginning of 2004. But we’ve made no attempt in the F-4 to try to put a number on what changes might occur after the transaction occurs.

Steve Laciak — National Bank Financial — Analyst

So it certainly an interest cash type of calculation, it is not a share count calculation, it is not at all any — there’s no commentary in their at all about expected savings.

Don Wilson — Stantec, Inc. — CFO

We have not put any projections or forecasts in the F-4 document. The only thing that is in there is a pro forma.

Steve Laciak — National Bank Financial — Analyst

Okay, and now back to the reinsurance. Q4 helped out some costs, helped out the tax rate. Let me understand what is transpiring now. When you say that the projection this year is an actuarial or the actuarial study indicates a loss was there a gain?

Tony Franceschini — Stantec, Inc. — President, CEO

Just to clarify, Steve, when we talk about a loss it’s not a projected loss. What the actuarial study does is it tries to anticipate like a normal insurance. It tries to anticipate what the potential, what the insurance company calls loss, which is really what they have to pay out potentially. If there are — if claims are successful. And so based on that study they basically predict as closely as you can because it still is a prediction that says for example that you’re going to pay X dollars at the end of the year. We may not end up actually paying that amount for a few years, but we have to accrue it on the basis of the actuarial study. So when we say lost, insurance company whenever they pay something they call it a loss. So it is not that we expect to lose money in the operation.

Steve Laciak — National Bank Financial — Analyst

Okay, the delta this year versus last year from that whole reinsurance, is it likely to be much positive or neutral or negative?

Don Wilson — Stantec, Inc. — CFO

Steve, it’s Don. It is difficult with any precision to say what the actual results will be at the end of the year because at the end of the year we will go through another actuarial review and determine what the claims loss expectation is going to be at that point. But beyond that I would say that one shouldn’t expect big changes from through Q2 through Q4.

Steve Laciak — National Bank Financial — Analyst

But on the year-over-year basis, it showed up in Q4 last year, and I think you were going to prorate it over the course of this year.

Don Wilson — Stantec, Inc. — CFO

Yes that’s correct and that is what we’re doing now. That’s why I say I don’t think that you should expect to see big differences, Q2 through Q4 of this year compared to Q1 results.

Steve Laciak — National Bank Financial — Analyst

Okay. And just on the revenue split, was the gross revenue largely equal in Canada and the U.S. in terms of the entire trends we have had in this quarter?

Tony Franceschini — Stantec, Inc. — President, CEO

No, the growth rate was higher in the U.S. because as I have indicated, even the majority of the acquisition related growth actually all of that was in the U.S.

Steve Laciak — National Bank Financial — Analyst

I am thinking gross versus net revenue. You have a change in talked about earlier just a percentage change year-over-year. Was it similar in both Canada and the U.S., that gross to net spread?

Tony Franceschini — Stantec, Inc. — President, CEO

I see. I honestly — just a minute; we may be able to get — I don’t have it handy because I don’t remember the mix of projects, but without having the information its reasonable to assume that the split is generally about the same. If we don’t — we could calculate that — it is not something we remember, I have to remember that for next time.

Steve Laciak — National Bank Financial — Analyst

Thank you, that’s it for me.

Operator

Sarah Hughes, Sprott Securities.

Sarah Hughes — Sprott Securities — Analyst

You talk about for your guidance in your annual report of a tax rate of 33 to 35% and then in the Q1 on the release here it says talking about potential rise in that tax rate due to higher, more income in higher tax jurisdictions. Would you expect to go beyond that 35% level going forward?

Don Wilson — Stantec, Inc. — CFO

Sarah, I think as I indicated earlier we think that our expectations for 2005 being 33 to 35% range are still reasonable, and what we talked about in the MD&A for Q1 the rate rising from last year really has to do with explaining the reason why it is at 35% for Q1. And it is really based on our expectations of where our income is going to be in each one of the states, provinces and countries in which we operate based on the tax rates that are in place in each of those jurisdictions.

Sarah Hughes — Sprott Securities — Analyst

And the last question again in the MD&A for the Q1 you talked about the Keith acquisition in terms that you may not be able to use all of Keith’ cash to pay for the acquisition. Can you give us a ballpark figure of how much you could potentially not be able to use, or are you able to talk about that at this time?

Don Wilson — Stantec, Inc. — CFO

I think at this point the F-4 has information in that that explains the amount of cash that can be used in the merger transaction, and it is a number which can only be calculated at the closing date. But there will be an amount which we will not be able to use in the transaction, and at this point what that means is we will — after the transaction — have a consolidated balance sheet that has an amount of cash showing on the balance sheet. And a corresponding amount of financing that we will have to have in place in order to finance that cash balance. And at this point our best estimate is going to be predicated upon the amount of cash which may be in place in the Keith balance sheet at the time of closing. But I would suggest that you turn to the F-4 document and just see what is on that document. If I were to venture my best estimate today, I would say it would be in the order of U.S. $30 million.

Sarah Hughes — Sprott Securities — Analyst

U.S. 30 that you would stay within the Company or you could use?

Don Wilson — Stantec, Inc. — CFO

That would stay within the Company and be used for other purposes.

Sarah Hughes — Sprott Securities — Analyst

Okay. Thank you.

Operator

(OPERATOR INSTRUCTIONS) Currently there are no question in the queue.

Tony Franceschini — Stantec, Inc. — President, CEO

Well, since there are no more questions I would like to thank everyone for joining us today, and we look forward to speaking with you again at the end of the second quarter. Thank you very much, and we will sign off now.